140 Scott Drive Menlo Park, California 94025 Tel: +1.650.328.4600 Fax: +1.650.463.2600 www.lw.com FIRM / AFFILIATE OFFICES
September 27, 2013 VIA EDGAR AND HAND DELIVERY	Abu Dhabi Barcelona Beijing Boston Brussels Chicago Doha Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid	Milan Moscow Munich New Jersey New York Orange County Paris Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.
United States Securities and Exchange Commission Division of Corporation Finance	File No. 053055-0001
100 F Street, N.E. Washington, D.C. 20549-6010

Attention:	Jeffrey Riedler, Assistant Director Amy Reischauer John Krug Scott Wuenschell Donald Abbott

Re:	Relypsa, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Confidentially submitted on September 10, 2013 CIK No. 0001416792

Ladies and Gentleman:

On behalf of Relypsa, Inc. (the “Company”), we are hereby filing our Registration Statement on Form S-1 (“Filing No. 1”). The Company previously submitted Amendment No. 1 to its Draft Registration Statement on Form S-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) with the Securities and Exchange Commission (the “Commission”) on September 10, 2013 (“Submission No. 2”). Filing No. 1 has been revised to reflect the Company’s response to the comment letter to Submission No. 2 received on September 23, 2013 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes ten copies of Filing No. 1, five of which have been marked to show changes from Submission No. 2, as well as copy of this letter.

For ease of review, we have set forth below the comment of your letter in bold type followed by the Company’s response thereto.

September 27, 2013

Business

Patiromer Clinical Development Program-Pivotal Phase 3 Trial, page 101

Please expand your discussion of your results to identify the serious adverse events reported in Part A and to date in Part B.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 101 of Filing No. 1.

* * *

We hope the foregoing answer is responsive to your comment. Please do not hesitate to contact me by telephone at (650) 463-3043 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Mark V. Roeder

Mark V. Roeder

of LATHAM & WATKINS LLP

cc:

John A. Orwin, Relypsa, Inc.

Kristine M. Ball, Relypsa, Inc.

Ronald A. Krasnow, Relypsa, Inc.

Patrick O’Brien, Ropes & Gray LLP

Alan C. Mendelson, Latham & Watkins LLP

Brian J. Cuneo, Latham & Watkins LLP